

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2014

Via E-mail
James F. Rogers
Senior Vice President, General Counsel and Corporate Secretary
Orbitz Worldwide, Inc.
500 W. Madison Street, Suite 1000
Chicago, IL 60661

>　　**Re:**　**Orbitz Worldwide, Inc.**
>　　　　**Amendment No. 1 to Registration Statement on Form S-3**
>　　　　**Filed January 31, 2014**
>　　　　**File No. 333-192669**
>
>　　　　**Form 10-K for Fiscal Year Ended December 31, 2012**
>　　　　**Filed March 5, 2013**
>　　　　**Form 10-Q for Fiscal Quarter Ended September 30, 2013**
>　　　　**Filed November 5, 2013**
>　　　　**File No. 001-33599**

Dear Mr. Rogers:

　　We have reviewed your response dated January 31, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis, page 35

Goodwill and Indefinite-Lived Intangibles Assets, page 48

1. Refer to your response to prior comment 9. You state that the forecasted declines in revenue were identified during the company's annual planning cycle. Please clarify for us the month and year that these forecasted declines in revenue were first identified and

factored into your financial forecasts. Also, please clarify for us whether the forecasted declines in revenue as modified in the fourth quarter of 2012 means a (i) declining trend in total revenue for each successive year in the forecasted period or (ii) decline in the sources of revenue indicated in the response within the forecasted period from that previously projected for the forecasted period but not in the trend of total revenue in the forecasted period (that is, you were projecting growth in total revenue year over year despite the declines in the indicated sources).

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Note 11. Income Taxes, page 21

2. Refer to your response to prior comment 16. You state that at December 31, 2012, you believed that the interest rates pursuant to a refinancing would likely be materially higher than under agreements at that date, thereby preventing you from more likely than not utilizing your deferred tax assets. Your response indicates that the refinancing of your term loans and revolving credit facility in March 2013 were at interest rates significantly lower than the rates previously expected which was favorable enough to resolve the negative interest factor to support the release of a majority of the valuation allowance for US deferred tax assets in the first quarter of 2013. It appears from your disclosures that the weighted average interest rates resulting from your refinancing into the senior secured credit agreement on March 25, 2013 were significantly higher (more than double) the interest rates incurred prior to the refinancing. Please explain to us how you were able to conclude that the circumstances associated with the refinancing in March 2013 at that time supported the release of a majority of the valuation allowance for US deferred tax assets in the first quarter of 2013. Also, explain to us how your conclusion in regard to the valuation allowance in the first quarter of 2013 considered and was impacted by the forecasted declines in revenue as modified in the fourth quarter of 2012 indicated in your response to prior comment 9.

You may contact Aamira Chaudhry at (202) 551-3389 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor